

Michael Krug · 3rd

Principal & Platinum Consultant at QMS

Zionsville, Indiana, United States · Contact info

500+ connections

O-I

Purdue University

Experience

SAP Manufacturing & Quality Lead
O-I
Jun 2010 - Present · 11 yrs 10 mos

Principal & Platinum SAP QM Consultant
Quality Management Solutions, Inc. (QMS)
Oct 2007 - Present · 14 yrs 6 mos

QM Consultant
Solae, LLC
Feb 2010 - May 2010 · 4 mos

Assisting in a plan to retire their Sample Manager LIMS system with SAP PLM QM eLIMS solution. Implementation will include 10 sites in 4 different countries and will focus around production quality. Results entry will be streamlined through instrument integration and focus will be given to operational and strategic QM reporting

Project Lead for a SAP QM 8D Quality Notification Project
Allison Transmission
Apr 2009 - Oct 2009 · 7 mos

- Lead a team of 6 people to develop an 8D problem solving process using SAP Quality Notifications in an ECC 6.0 environment

B&W Y-12 LLC
1 yr 5 mos

Project Lead for a Pilot SAP PP/MES implementation using Xsteps
Apr 2008 - Dec 2008 · 9 mos

- Lead an effort at BWXT Y-12 to create a pilot/demo example of how PI/WI sheets could be used with core SAP functionality to meet their MES requirements

Project Lead/QM Lead for an SAP EH&S WM/QM Integration Project
Aug 2007 - Apr 2008 · 9 mos

- Lead an effort at BWXT Y-12 to implement EH&S Waste Management utilizing QM to capture analytical results of the waste stream on ECC 6.0.

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Education

Purdue University
Bachelors, CPT
1990 - 1997